Consolidated

Balance sheets

March 31, 2008 and December 31, 2007 (unaudited)

(Expressed in United States dollars)

	March 31, 2008	December 31, 2007

ASSETS
Current assets
Cash and cash equivalents	$948,739	$1,232,255
Accounts receivable (net) and accrued revenue	474,279	506,648
Note receivable	24,747	27,400
Inventory	8,924	12,217
Deposits and prepaid expenses	202,005	188,568
	1,658,694	1,967,088

Employee future benefits	113,079	95,551
Property and equipment	248,156	258,414
Deferred development costs	215,738	235,350
Intangible assets	66,249	70,260
	$2,301,916	$2,626,663

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$285,196	$262,718
Deferred revenue	206,673	22,820
	491,869	285,538

Convertible notes	474,518	446,140

Shareholders’ equity
Share capital (note 4)	47,486,161	47,473,681
Warrants	1,027,114	1,027,114
Contributed surplus (note 5)	2,701,289	2,686,757
Deficit	(49,879,035)	(49,292,567)
	1,335,529	1,894,985

	$2,301,916	$2,626,663

See accompanying notes to consolidated financial statements

Consolidated

Statements of Operations, Comprehensive Loss and Deficit

For the three month periods ended March 31, 2008 and 2007 (unaudited)

(Expressed in United States dollars)

	2008	2007

REVENUE
Royalties, licenses and engineering fees	$371,078	$536,209
Product sales	52,330	70,151
	423,408	606,360
Cost of product sales	17,025	26,715
	406,383	579,645
EXPENSES
Marketing	288,036	398,757
Operations	65,108	33,226
Product engineering	237,258	180,588
Administration	308,403	280,705
Foreign exchange loss	1,946	821
Amortization	46,614	54,812
	947,365	948,909

Loss before other items	(540,982)	(369,264)

OTHER ITEMS
Interest income	6,956	23,088
Interest on convertible notes	(18,075)	(20,342)
Accretion expense	(28,378)	(18,943)
	(39,497)	(16,197)

Loss before taxes	(580,479)	(385,461)
Foreign withholding tax	(5,989)	(11,267)
Net loss and comprehensive loss for period	(586,468)	(396,728)

Deficit, beginning of period	(49,292,567)	(47,986,500)

Deficit, end of period	$(49,879,035)	$(48,383,228)

Loss per common share (basic and diluted)	$(0.06)	$(0.04)

Weighted average common shares outstanding (basic and diluted)	9,468,392	9,384,546

See accompanying notes to consolidated financial statements

Consolidated

Statements of Cash Flows

For the three month periods ended March 31, 2008 and 2007 (unaudited)

(Expressed in United States dollars)

	2008	2007

Cash provided by (used in):

OPERATIONS
Loss for the period	$(586,468)	$(396,728)

Items not affecting cash:
Amortization	46,614	54,812
Stock based compensation	27,012	101,209
Accretion expense	28,378	18,943
Employee future benefits	(17,528)	–
Other	(347)	(1,018)
Changes in non-cash working capital balances (note 7(a))	228,556	(371,426)
	(273,783)	(594,208)

FINANCING
Issuance of common shares (net)	–	72,300

INVESTMENTS
Note receivable	3,000	36,000
Purchase of property and equipment	(8,785)	(6,530)
Purchase of intangible assets	(3,948)	–
	(9,733)	29,470

(Decrease) in cash and cash equivalents	(283,516)	(492,438)
Cash and cash equivalents, beginning of period	1,232,255	2,316,476

Cash and cash equivalents, end of period	$948,739	$1,824,038

Cash on hand and balances with banks	$261,173	$269,605

Short term deposits with banks	$687,566	$1,554,433

See accompanying notes to consolidated financial statements

Supplementary Information (note 7(b))

Notes

to the Consolidated Financial Statements

For the three month periods ended March 31, 2008 and 2007 (unaudited)

(Expressed in United States dollars)

1.

Financial statement presentation

QSound Labs, Inc.(“QSound” or the “Company”), a public company organized under the laws of the Province of Alberta, Canada, is an audio technology company which develops proprietary audio solutions, including virtual surround sound, positional audio and stereo enhancement for mobile devices, consumer electronics, PC/multimedia and Internet markets. Its subsidiaries QCommerce Inc. and QTelNet Inc. provide e-commerce solutions for small and medium sized businesses and Voice Over IP solutions respectively.

Use of estimates:

The timely preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires that management make estimates and assumptions and use judgment regarding the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Such estimates primarily relate to unsettled transactions and events as of the date of the consolidated financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

2.

Significant new accounting policies:

These interim consolidated financial statements are presented in accordance with Canadian generally accepted accounting principles. These accounting policies and methods of computation are described in the notes to the audited consolidated financial statements for the year ended December 31, 2007. Accordingly, these interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2007. The disclosures herein are incremental to those included in the annual financial statements and certain disclosures which are required to be included in the notes to the annual financial statements have been condensed or omitted.

Effective January 1, 2008, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1535, Capital Disclosures; Section 3031, Inventories; Section 3862, Financial Instruments – Disclosures; and Section 3863, Financial Instruments – Presentation.

Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed. It requires the disclosure of information about an entity’s objectives, policies and processes for managing capital. These new disclosures are included in note 9.

Section 3031 requires entities to measure inventories at the lower of cost and net realizable value.

Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments on the entity’s financial position and its performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equities, the classification of related interest, dividends, losses and gains, and circumstances in which financial assets and financial liabilities are offset.

The adoption of these standards did not have any impact on the classification and valuation of the Company’s financial instruments. The new disclosures pursuant to these new Handbook Sections are included in notes 3 and 10.

3.

Financial instruments:

(a)

Classification of financial instruments:

The Company has classified its financial instruments as follows:

	March 31, 2008	December 31, 2007
Financial assets:
Held for trading, measured at fair value:
Cash and cash equivalents	$948,739	$1,232,255

Loans and receivables, measured at amortized cost:
Accounts receivable	474,279	506,648
Note receivable	24,747	27,400
	499,026	534,048

	March 31, 2008	December 31, 2007
Financial liabilities, measured at amortized cost:
Accounts payable and accrued liabilities	285,196	262,718
Convertible notes	474,518	446,140
	759,714	708,858

The Company had neither available for sale, nor held to maturity financial instruments during the period ended March 31, 2008 or during the year ended December 31, 2007. The fair value of the convertible notes is as follows:

	March 31, 2008	December 31, 2007

Fair value of convertible notes	$791,340	785,980

(b)

Accounts receivable:

The Company’s accounts receivable is comprised of the following:

	March 31, 2008	December 31, 2007

Trade receivables	488,142	512,101
Allowance for doubtful accounts	(33,783)	(40,783)
Other	19,920	35,330
	474,279	506,648

4.

Share capital:

Authorized:

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of first and second preferred shares.  No preferred shares are outstanding. Common shares issued and outstanding:

	Number of Shares	Consideration
Balance December 31, 2007	9,462,985	$47,473,681

Share awards issued	6,000	12,480
Balance March 31, 2008	9,468,985	$47,486,161

5.

Contributed surplus:

Balance December 31, 2007	$2,686,757

Stock – based compensation	9,852
Share Awards	4,680
Balance March 31, 2008	$2,701,289

6.

Stock based compensation plans:

(a) On January 9, 2008, the Company awarded 15,000 shares in settlement of 45,000 stock options. 6,000 of the shares vested immediately with 3,000 each vesting on June 30, September 30 and December 31 2008. At the date of settlement a non cash expense of $16,392 was charged to earnings representing the remainder of the grant date fair value of the original stock option award and the excess of the fair value of the replacement vested awards over the fair value of the cancelled award at the cancellation date. The fair value of the unvested awards is being charged to earnings over the requisite service period, with $4,680 being recognized to March 31, 2008.

(b) A summary of the Company’s outstanding stock options at March 31, 2008 and activity during the quarter is presented below:

	Number of Options	Weighted average exercise price
Balance December 31, 2007	858,500	$1.84

Cancelled or expired	(63,500)	4.66
Balance March 31, 2008	795,000	$1.61

All stock options granted have expiry dates between 2008 and 2015. During the three month periods ended March 31, 2008 and 2007, no stock options were granted. The following table summarizes the information about stock options outstanding at March 31, 2008:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Term (Years)	Weighted- Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.47 to 1.65	531,500	2.90	$0.99	531,500	$0.99
2.05 to 2.40	188,500	4.18	2.24	98,500	2.09
3.50 to 3.57	20,000	2.25	3.57	20,000	3.57
4.20 to 5.33	55,000	3.50	4.78	47,500	4.80
	795,000	3.23	$1.61	697,500	$1.48

During the three month period to March 31, 2008 a non cash expense of $5,940 (2006: $101,209) was charged to earnings with a corresponding credit to contributed surplus.

7.

Supplementary information:

(a)

Net change in non-cash working capital

For the three month periods ended:	March 31, 2008	March 31, 2007
Accounts receivable	$32,369	$(534,714)
Inventory	3,293	820
Deposits and prepaid expenses	(13,437)	(38,694)
Accounts payable and accrued liabilities	22,478	27,842
Deferred revenue	183,853	173,320
	$228,556	$(371,426)

(b)

Cash flow information

For the three month periods ended:	March 31, 2008	March 31, 2007
Interest received in cash	$7,584	$23,472

Interest paid in cash	$–	$20,795

Taxes paid in cash	$11,303	$11,267

(c)

Defined benefit pension plan

In the three month period to March 31, 2008 $6,493 has been charged to expense in relation to the President’s defined benefit pension plan. At March 31, 2008 a deficit of $10,078 on the funded status of this plan existed.

8.

Segmented information:

The Company determined that the reportable segments as reported in the year ended December 31, 2007 no longer met the quantitative thresholds established by the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1701 – Segment Disclosures. Accordingly, the Company has one reportable operating segment being Audio Products (“Audio). Audio involves the development and marketing of sound enhancement technology for use in various industries. Other revenue reported below includes revenue from the E-commerce and telephony segments.

For the three month period ended March 31, 2008	Audio	All Other	Total
Revenue	$389,617	$33,791	$423,408
Amortization	42,382	4,232	46,614
Loss before other items	(509,221)	(31,761)	(540,982)
Interest income	6,956	–	6,956
Segment assets	2,194,085	107,831	2,301,916
Expenditures for property and equipment	8,785	–	8,785
Expenditures for intangible assets	3,948	–	3,948

For the three month period ended March 31, 2007	Audio	All Other	Total
Revenue	$565,528	$40,832	$606,360
Amortization	48,512	6,300	54,812
Loss before other items	(339,213)	(30,051)	(369,264)
Interest income	21,871	1,217	23,088
Segment assets	3,264,174	267,597	3,531,771
Expenditures for property and equipment	6,530	–	6,530

Geographic information	March 31, 2008 Revenue	March 31, 2007 Revenue
Canada	$27,632	$11,818
United States	307,620	480,428
Asia	62,156	111,314
Europe	25,000	–
Other	1,000	2,800
	$423,408	$606,360

During the three month period to March 31, 2008 two customers within the Audio segment contributed 61% of the total revenues, each providing greater than 10% of total revenues. In the prior year for the three month period to March 31, 2007 two customers within the Audio segment contributed 58% of the total revenues, each providing greater than 10% of total revenues.

9. Capital risk management:

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of cash and cash equivalents, notes payable and equity comprised of issued capital, contributed surplus, warrants and deficit.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issues, the issue of debt or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2007.

10. Financial risk management:

(a) Overview:

The Company has exposure to credit risk, liquidity risk and market risk. The Company’s board of directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The audit committee of the board reviews the Company’s risk management policies on an annual basis.

(b)

Credit risk:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s accounts receivables and note receivable. The carrying amount of financial assets represents the maximum credit exposure.

The Company has adopted a credit policy under which each new customer is analyzed individually for creditworthiness before payment terms and conditions are offered. The Company’s exposure to credit risk with its customers is influenced mainly by the individual characteristics of each customer. In certain instances, the Company requires prepaid royalties from specific customers.

At March 31, 2008, two customers collectively represented 73% of accounts receivable. At December 31, 2007, three customers represented 69% of accounts receivable.

The Company establishes an allowance for doubtful accounts that represents estimated losses in respect of trade receivables. The Company had an allowance for doubtful accounts at March 31, 2008 of $33,783 (December 31, 2007: $40,783). At March 31, 2008 and December 31, 2007, the Company had no material past due trade accounts receivables.

The Company invests its excess cash with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations and future planned capital expenditures and with the secondary objective of maximizing the overall yield of the portfolio.

(c)

Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

As at March 31, 2008, the Company had financial assets held for trading of $948,739, loans and receivables of $499,026 and financial liabilities of $759,714. As at December 31, 2007, the Company had financial assets held for trading of $1,232,255, loans and receivables of $534,048 and financial liabilities of $708,858.

The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows from operations.

(d) Market risk:

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Company’s income or the value of its financial instruments. The Company generates its revenues in U.S. dollars while incurring substantially all of its liabilities in Canadian dollars. The Company is exposed to currency risk for purchases that are denominated in Canadian dollars. The Company has not entered into any currency hedging transactions.

11.

United States accounting principles:

(a) Statements of operations and deficit

The effect on the loss for the three month periods ended March 31, 2008 and 2007 of the differences between Canadian and United States generally accepted accounting principles is summarized as follows:

Three months ended March 31,	2008	2007
Net loss for the period as reported in accordance with Canadian GAAP	$(586,468)	$(396,728)
Amortization of deferred development costs	5,055	5,055
Accretion of debt discount	9,309	10,728
Net loss under US GAAP	$(572,104)	$(380,945)

Net loss per share (basic and diluted) under US GAAP	$(0.06)	$(0.04)

(b) Statements of comprehensive loss

Three months ended March 31,	2008	2007
Other comprehensive loss for the period as reported in accordance with Canadian GAAP	$–	$–
Employee future benefits	(22,527)	–
Other comprehensive loss under US GAAP	$(22,527)	$–

(c) Balance sheet

The effect on the consolidated balance sheet at March 31, 2008 of the difference between Canadian and United States generally accepted accounting principles is as follows:

March 31, 2008	As reported in accordance with Canadian GAAP	Differences	Under US GAAP
Current assets	$1,658,694	–	$1,658,694
Employee future benefits	113,079	(113,079)	–
Property and equipment	248,156	–	248,156
Deferred development costs	215,738	(35,380)	180,358
Intangible assets	66,249	–	66,249
	$2,301,916	(148,459)	$2,153,457

Current liabilities	$491,869	–	$491,869
Liability for pension benefits	–	10,078	10,078
Convertible notes	474,518	(337,229)	137,289
Shareholder’s equity:
Common shares	47,486,161	202,058	47,688,219
Warrants	1,027,114	–	1,027,114
Contributed Surplus	2,701,289	272,582	2,973,871
Deficit	(49,879,035)	(172,791)	(50,051,826)
Accumulated Other Comprehensive Loss	–	(123,157)	(123,157)
	$2,301,916	(148,459)	$2,153,457

(d)   Recent accounting pronouncements

Under the Securities and Exchange Commission’s (SEC) Staff Accounting Bulletin no. 74 (SAB 74), the Company is required to disclose certain information related to recently issued accounting standards. SAB 74 requires that when a new accounting standard has been issued but not yet adopted, the registrant should discuss the effect that the new standard will have on the registrant’s financial statements when adopted. The SAB 74 disclosure requirement applies not only to the U.S. GAAP information presented by foreign registrants, but also to the GAAP used to prepare the primary financial statements included in SEC filings.

Canadian GAAP pronouncements:

(i)

CICA Handbook Section 3064, Goodwill and Intangible Assets which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. This is effective for fiscal years beginning after November 1, 2008 and interim period within those fiscal years.

Although the Company is in the process of evaluating the impact of these statements, the Company does not expect adoption of the statements to have a material impact on the Company’s financial statements.

Management’s Discussion and Analysis

Three month period ended March 31, 2008

This Management Discussion and Analysis (“MD&A”) dated May 7th, 2008 should be read in conjunction with the unaudited interim consolidated financial statements for the three month period ended March 31, 2008 and the audited consolidated financial statements, notes and MD&A thereto of QSound Labs, Inc. (“QSound” or the “Company”) for the year ended December 31, 2007. This additional information, together with the Annual Report on Form 20-F, can be found on SEDAR, EDGAR and the Company’s website at www.qsound.com.

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and are stated in United States dollars. This discussion provides management’s analysis of the Company’s historical financial and operating performance based on information currently available and provides estimates of the Company’s future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant.

Forward looking statements:

This discussion includes certain forward-looking statements that are based upon current expectations, which involve risks and uncertainties associated with our business and the economic environment in which the business operates. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. For example, the words anticipate, believe, plan, estimate, expect, intend, should and similar expressions are intended to identify forward-looking statements. Should one or more of the risks and uncertainties materialize or should the underlying assumptions prove incorrect, actual results or events may differ materially from current expectations. Please refer to the Risks identified within the Annual Report on Form 20-F. The Company does not intend, and disclaims any obligation, to update or revise any forward looking statements whether as a result of new information, future events or otherwise.

Overview:

QSound is a world leader in the development, marketing and distribution of audio enhancement and audio synthesis technologies, and audio software engines. The Company has developed proprietary audio solutions that include virtual surround sound, positional audio and stereo enhancement for mobile devices, consumer electronics, PC/multimedia, and Internet markets. The Company’s cutting-edge audio technologies create rich 3D audio environments allowing consumers to enjoy stereo surround sound from two, four and up to 7.1 speaker systems.

QSound’s subsidiaries QCommerce Inc. and QTelNet Inc., provide e-commerce solutions for small and medium sized businesses and Voice Over IP solutions respectively.

Financial overview:

Revenue:

	Three months ended March 31
	2008	%	2007	%
Up front license fees	25,000	6%	211,600	35%
Royalties and recurring license fees	346,078	82%	324,609	54%
Audio product sales	18,539	4%	29,319	5%
E-commerce product sales	31,452	7%	39,014	6%
Telephony product sales	2,339	1%	1,818	-%
	423,408	100%	606,360	100%

Royalty and recurring license fee revenue for the three months ended March 31, 2008 increased 7% to $346,078 from $324,609 for the three months ended March 31, 2007. This increase reflects continuing growth and stabilization of recurring royalty revenue from the Company’s microQ technology, with licensees continuing to introduce new products. The overall increase is, however, softened by the fact that a royalty per unit license agreement that ended during the quarter ended September 30, 2007 was renewed as an annual license fee as the licensee’s products are near to the end of their life cycle. The annual license fee had been recognized in revenue in the quarter ended September 30, 2007, thus no revenue was recorded for this license in the quarter ending March 31, 2008.

Up front license fees for the three months ended March 31, 2008 and 2007 were $25,000 and $211,600 respectively, a decrease of 88%. This decrease is a result of less focus being placed on non recurring fees whilst concentrating on building a more stable base of recurring revenue from licensees. QSound will continue to negotiate up front license or engineering fees into its license agreements where possible, but their influence on total revenue will become less marked.

Total product sales have declined 25% to $52,330 for the three months to March 31, 2008 from $70,151 in 2007. The three month decline seen in 2008 is attributable to falling levels of sales within the audio and e-commerce segments.

Expenses:

	Three months ended March 31
	2008	%	2007	%
Marketing	288,036	30%	398,757	42%
Operations	65,108	7%	33,226	3%
Product engineering	237,258	25%	180,588	19%
Administration	308,403	33%	280,705	30%
Foreign exchange loss	1,946	-%	821	-%
Amortization	46,614	5%	54,812	6%
	947,365	100%	948,909	100%

Expenses for the three months ended March 31, 2008 and 2007 have remained constant at $947,365 and $948,909 respectively. This small movement has occurred despite the cost pressures the Company experiences due to the continuing strength of the Canadian dollar against the United States dollar, which has appreciated 14% over the corresponding three month period in 2007.

For the three months ended March 31, 2008, marketing expenses were $288,036, as compared to $398,757 in 2007. This 28% decrease was primarily due to a decrease in compensation expense of $86,000 relating to lower stock based compensation and lower payroll expenses resultant from realignment of marketing personnel during the latter part of 2007 and a $17,000 decrease in consultant costs.

Operations expenses have increased 96% to $65,108 for the three months ended March 31, 2008 from $33,226 for the same period in 2007. This increase in expenditure is reflective of increased compensation expenses due to increased numbers of personnel within the department.

For the three months ended March 31, 2008, product engineering expenses have increased to $237,258 as compared to $180,588 for the same period in 2007. This 31% increase was primarily due to a $43,000 increase in consultants costs and payroll expenses increasing $14,000, these increases being directly attributable to the strengthening Canadian Dollar.

Administration expenses have increased 10% to $308,403 for the three months ended March 31, 2008 from $280,705 for the same period in 2007.  This increase is attributable to an increase in compensation expense of $23,000 and an increase in building lease costs of $10,000. This increase in costs was negated by the successful recovery of a doubtful account amounting to $7,000 which had been provided for in 2007.

Amortization for the three months ended March 31, 2008 decreased 15% to $46,614 from $54,812 in 2007. The decrease occurring as a direct result of Company’s declining balance method of amortization on capital assets.

Interest income:

Interest income was $6,956 in the three months ended March 31, 2008 compared to $23,088 for the same period in 2007. The decrease is resultant from lower levels of surplus cash balances being invested due to the cash requirements of the Company’s operating activities. The Company expects interest income to continue to decrease in the short term due to cash balances being used for operating activities and the expected decrease in US interest rates.

Interest on convertible notes and accretion expense:

Interest on convertible notes has seen an 11% decrease for the three months ended March 31, 2008 to $18,075 compared to $20,342 for the same period in 2007. The decrease is attributable to falling US interest rates towards the end of 2007. The Company expects interest on convertible notes to continue to decrease due to the continued decrease in US interest rates seen in 2008.

Accretion expense for the three months ended March 31, 2008 increased 50% to $28,378 from $18,943 in the corresponding period in 2007, the increase due to using the Effective Interest Rate within the accretion calculation.

Summary of quarterly results:

The following table sets out certain operating results and balance sheet items of the Company for the past eight quarters:

	2008	2007				2006
	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31	Sept 30	Jun 30
Revenue	423,408	304,455	672,294	796,030	606,360	543,405	341,687	430,168
Net loss	(586,468)	(516,616)	(234,544)	(158,179)	(396,728)	(509,781)	(533,020)	(491,072)
Loss per share	(0.06)	(0.05)	(0.02)	(0.02)	(0.04)	(0.05)	(0.06)	(0.06)
Total cash	948,739	1,232,255	1,507,956	1,832,503	1,824,038	2,316,476	2,307,783	2,464,122
Total assets	2,301,916	2,626,663	3,251,976	3,363,809	3,531,771	3,534,885	4,041,512	4,202,713
Total debt	1,000,000	1,000,000	1,000,000	1,000,000	1,000,000	1,000,000	1,000,000	1,000,000

Financial condition:

QSound has historically financed its operations through the issuance of common shares and debt. As at March 31, 2008, the Company had cash and cash equivalents totaling $948,739 compared to $1,232,255 as at December 31, 2007. The Company had convertible notes amounting to $1,000,000 outstanding at March 31, 2008 and December 31, 2007.

For the three months ended March 31, 2008 cash used in operating activities was $273,783 compared to $594,208 for the three months ended March 31, 2007. The difference in the movement between the respective periods has resulted from the changes in non cash working capital balances particularly the movement in accounts receivable that occurred in 2007.

For the three months ended March 31, 2008 and 2007 cash provided from financing activities was $Nil and $72,300 respectively. Cash provided from financing activities in 2007 resulted from the exercise of stock options, while in 2008 there have been no options exercised.

For the three months ended March 31, 2008 cash used in investing activities was $9,733 compared to cash provided from investing activities of $29,470 for the three months ended March 31, 2007. Cash used in investing activities resulted primarily from investment of $8,785 and $3,948 in Property and Equipment and Intangible Assets respectively offset by the receipt of $3,000 of the outstanding Note Receivable.

Cash provided from investing activities in the three months ended March 31, 2007 resulted primarily from receipt of $36,000 of the outstanding note receivable offset by investment in Property and Equipment of $6,530.

The Company continues to take steps to ensure that its technology is current and up to date and will endeavor to maintain this through continuing research and development, and protecting its technology through the registration of trademarks and patents.

Management believes that the Company’s current cash and anticipated cash flow will be sufficient to meet its working capital and capital expenditure requirements for the foreseeable future.

Critical accounting estimates and policies:

The preparation of the consolidated financial statements requires the Company to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. The Company evaluates its estimates on an ongoing basis, based on historical experience and other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

Stock-based compensation:

The Company uses the fair value based method of accounting for stock options. Determination of the amounts of stock-based compensation is based on the assumption of stock volatility, interest rates, forfeitures and the term of the option. Such assumptions by their nature are subject to measurement uncertainty.

Revenue recognition:

QSound generates revenue from sale of licenses for software products, royalties, and engineering fees.  The Company recognizes revenue, when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery of the software product has occurred or the services have been performed, the price is fixed or determinable, customer acceptance has been received, and collection is reasonably assured. When software sales arrangements contain multiple elements, the Company allocates revenue to each element of accounting based on vendor specific objective evidence of fair value. In the absence of fair value for a delivered element, the Company allocates revenue to the undelivered items based on their fair value with the residual amount allocated to the delivered elements. Where the fair value of an undelivered element cannot be determined, the Company would defer revenue for the delivered elements until the undelivered elements are delivered.

Software license fees, royalties, and engineering fees collected on projects in advance of revenue being recognized are recorded as deferred revenue.

The Company also generates revenue from the sale of other products.  Revenue from other product sales is recognized when products are shipped pursuant to sales arrangements with customers (when title passes), collectibility is reasonably assured, and the Company has no further obligations relating to the product.

Changes in accounting policies:

Effective January 1, 2008, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1535, Capital Disclosures; Section 3031, Inventories; Section 3862, Financial Instruments – Disclosures; and Section 3863, Financial Instruments – Presentation.

Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed. It requires the disclosure of information about an entity’s objectives, policies and processes for managing capital.

Section 3031 requires entities to measure inventories at the lower of cost and net realizable value.

Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments on the entity’s financial position and its performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equities, the classification of related interest, dividends, losses and gains, and circumstances in which financial assets and financial liabilities are offset.

Internal controls over financial reporting

The Chief Executive Officer and the Chief Financial Officer of QSound are responsible for designing a system of internal controls over financial reporting, or causing them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with Canadian GAAP. The Company has assessed the design of its internal control over financial reporting and has identified the following material weakness:

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Due to the limited number of staff at QSound, it is not feasible to achieve complete segregation of duties.

This weakness could result in more than a remote likelihood that a material misstatement would not be prevented or detected. While management of QSound have in place mitigating factors, namely the CEO and CFO being actively involved in the Company’s operational and financial activities, a system of internal controls can provide only reasonable, not absolute, assurance that the objectives of the control system are met, no matter how well conceived or operated.

Risks

There have been no material changes to the disclosures set forth in Part I, Item 3D in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007.